Offering Statement for The Feel Good Lab LLC ("The Feel Good Lab ")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

All non-Regulation CF securities-related activity on netcapital.com, including, but not limited to private placement offerings under Regulation D and A, are conducted by Livingston Securities, LLC ("Livingston"), a non-affiliate of Netcapital, and a registered broker-dealer, and member FINRA/SIPC, located at 626 RexCorp Plaza, 6th floor, West Tower, Uniondale, NY 11556. For inquiries related to non-Regulation CF securities activity, contact Livingston Securities:

Jeanne Rockman: jeanne@livingstonsecurities.com

Jonathan Mason: jonathan@livingstonsecurities.com

Netcapital, Portal and Livingston do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   The Feel Good Lab LLC

   400 Farmington Avenue
   R1848
   Farmington, CT 06032

Eligibility

2. **The following are true for The Feel Good Lab LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Ryan Gresh

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO & Co-founder, The Feel Good Lab, LLC - {2015-Present} Prior to founding The Feel Good Lab, Ryan held various roles in the aerospace industry - from helicopter airframe design to military jet engine quality engineering, Ryan eventually found his passion for entrepreneurship by starting his own aerospace consulting company which helped negotiate over $800MM in long term contracts and represent some of the most respected and innovative manufacturing companies in the industry. The Feel Good Lab was born when Ryan's father, Gene - a pharmacist and functional medicine practitioner, Ryan has a degree in Mechanical Engineering from the University of Connecticut.

Name
CJ Forse

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CMO & Co-founder, The Feel Good Lab, LLC - 2015 - Present Prior to founding The Feel Good Lab, CJ was vice president of a 115-person Omnicom marketing agency, leading strategy for F500 clients. He is an expert in branding, advertising, and performance-driven marketing. He holds a B.S. in mechanical engineering and a business minor from the University of Connecticut.

Name
Kyle Fitzpatrick

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO & Co-founder, The Feel Good Lab, LLC (2017 - Present). Kyle is responsible for business operations, finance, and sales and distribution management. Prior to founding The Feel Good Lab, Kyle held a variety of leadership roles spanning sales and marketing at Red Bull North America. Kyle is an expert in market development and strategic partnerships. Kyle holds a B.S. in marketing / professional sales from the University of Connecticut School of Business, and an MSc. in sales and marketing management from Steinbeis Center of Management & Technology (Berlin, Germany).

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Ryan Gresh

Securities:	2,500,000
Class:	Membership Units
Voting Power:	30.6%

Carlton Forse

Securities:	2,500,000
Class:	Membership Units
Voting Power:	30.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The Feel Good Lab makes FDA-registered over-the-counter pain relief products composed of clean, natural ingredients. Products relieve pain from arthritis, backache, and sore muscles and joints and are rooted in pharmaceutical science and functional medicine. With company headquarters located on the UConn Health campus in Farmington, CT (Technology Incubation Program), The Feel Good Lab is continuously developing and testing innovative pain management solutions for consumers. Products are sold both online and offline through key retail partners including CVS, Target, Select Physical therapy, and more.

The Feel Good Lab currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in The Feel Good Lab LLC speculative or risky:**
   1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.
   2. The process of developing the Company's products requires significant research and development which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.
   3. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of

war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

7. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow, and results of operations.

8. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict, and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies, or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

9. Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

10. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

11. Regulatory Risk The maximum possible amount to be raised as disclosed in this Offering will not

be enough to meet our fundraising goals. On November 2, 2020, the Securities and Exchange Commission voted to amend the maximum allowed amount to be raised via Regulation CF from $1,070,000 to $5,000,000. Once this rule takes effect we might increase the size of our Offering to meet our funding demands. If we decide to increase the size of the Offering, your ownership percentage in the Company will be diluted.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the

Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

The Feel Good Lab LLC ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $1,069,999 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the combined offering target of $10,000, any investments made under either offering will be cancelled and the investment funds will be returned to the investor.

The Company may raise up to $869,999 from non-accredited investors under Regulation CF.

Accredited investors who have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor who proves their accreditation status with the Portal prior to 48 hours of the offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. **What is the purpose of this offering?**

   The funds will be allocated to support two primary strategic initiatives. (1) retail distribution expansion and (2) product innovation. With budding retail partnerships including CVS and Target, we expect to support these channels through increased sales & marketing, and launching new sizes and formats at a sub $20 price point to improve trial and awareness. On the innovation front, we aim to launch two new plant-based product lines – CBD and natural supplements including turmeric. The majority of our budget is allocated towards Sales & Marketing (40%), Inventory (21%) and Operations, including people (23%).

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold Under Reg. CF	If Maximum Amount Sold Under Reg. D and Reg. CF
Intermediary Fees	$490	$42,630	$52,430
Sales & Marketing	$9,510	$0	$430,139
Inventory	$0	$951,000	$224,700
Hiring	$0	$0	$128,400
General & Administrative	$0	$0	$77,040
Operational Expenses	$0	($123,631)	$0
R&D / Clinical Research	$0	$0	$60,990
Legal	$0	$0	$44,940
Debt Repayment	$0	$0	$51,360
Total Use of Proceeds	**$10,000**	**$869,999**	**$1,069,999**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and The Feel Good Lab LLC must agree that a transfer agent, which keeps records of our outstanding Membership Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1.05 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in

Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Membership Units	10,000,000	8,650,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options		475,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. If securities which are currently reserved for issuance (options) are exercised, your equity stake will be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At Issuers Discretion

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common units will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	State of CT DECD
Amount Outstanding:	$200,000
Interest Rate:	3.5%
Maturity Date:	December 1, 2028
Other Material Terms:	
Creditor(s):	SBA Disaster Loan
Amount Outstanding:	$44,000
Interest Rate:	3.8%
Maturity Date:	June 1, 2050
Other Material Terms:	
Creditor(s):	UConn Innovation Fund, LLC
Amount Outstanding:	$100,000
Interest Rate:	8.0%
Maturity Date:	December 17, 2020

Other Material Terms:

Participation Rights; Conversion. The holder is hereby granted the right to purchase up to six percent (6%) of the aggregate purchase price of any debt and/or equity securities sold by Issuer in any Qualified Financing. In addition to the foregoing, Holder shall have the right to participate in any Qualified Financing by converting this Note pursuant to the provisions of this Section 9.

Creditor(s):	Brad Thomas
Amount Outstanding:	$100,000
Interest Rate:	12.0%
Maturity Date:	December 31, 2020
Other Material Terms:	

Creditor(s):	Gene Gresh
Amount Outstanding:	$50,000
Interest Rate:	12.0%
Maturity Date:	December 31, 2020
Other Material Terms:	

Creditor(s):	SAFE Notes
Amount Outstanding:	$450,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

7 SAFE notes are convertible upon equity financing in which the Company issues and sells shares/units of the Company's membership interests at a fixed pre-money valuation, balance to be converted into SAFE shares/membership interests at a conversion price of the lesser of (i) the price per share/unit sold in such Equity Financing multiplied by the discount percentage of 90% or (ii) the Valuation Cap of $8,000,000 divided by the Capitalization immediately prior to such equity financing as defined by the individual agreement. Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder shall be entitled to receive the greater of (i) 100% of its Purchase Amount or (ii) a dollar amount that would be payable to the investor as a holder of units/shares of the common membership interests of the Company if this SAFE had been converted into such units of the Company immediately prior to such liquidity event at a conversion price per share/unit equal to the conversion price as defined by the individual agreement 4 SAFE notes are convertible upon equity financing in which the Company issues and sells shares/units of the Company's membership interests at a fixed pre-money valuation, balance to be converted into SAFE shares/membership interests at a conversion price of the lesser of (i) the price per share/unit sold in such Equity Financing or (ii) the Valuation Cap of $5,000,000 divided by the Capitalization immediately prior to such equity financing as defined by the individual agreement.

25. **What other exempt offerings has The Feel Good Lab LLC conducted within the past three years?**

Date of Offering:	11/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$70,000
Use of Proceeds:	Product Inventory
Date of Offering:	11/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$50,000
Use of Proceeds:	Product Inventory

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Gene Gresh	CEO's family member	Convertible Loan	$50,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Feel Good Lab is currently generating modest revenues via online and retail channels, though it is not yet profitable. The average monthly burn rate is approximately $25,000 (Q1 & Q2 2020 average), with an average monthly allocation of approximately 45% of our spending to sales and marketing, 35% to general and administrative costs, and 15% to product development. Current cash reserves are approximately $30,000. We aim to continue to keep expenses on a tight rein in order to secure the runway for the duration of time it will take to complete this round of funding. Sales for the year ended Decembers 31, 2019 increased by $57,778, or 24%, to $242,935 from $185,157 for the year ended December 31, 2018. Our gross profit for the year ended December 31, 2019 increased by $36,178, or 30%, to $119,684 from $83,506 for the year ended December 31, 2018. Our gross profit percentage increased by approximately 4 points from 45% in the year ended December 31, 2018 to 49% in the year ended December 31, 2019. Operating expenses for the year ended Decembers 31, 2019 increased by $134,172, or 30%, to $448,974 from $314,802 for the year ended December 31, 2018. The bulk of the increase in operating expenses came from an increase of $98,277, or 52%, in marketing expenses in the year ended December 31, 2019 as compared to the year ended December 31, 2018. Subsequent to December 31, 2019 The Company received $100,000 of proceeds from the second tranche of the loan payable for the achievement of $500,000 in revenue. The Company received $44,000 of proceeds from the issuance of a U.S Small Business Administration loan resulting from small business stimulus funding under the CARE Act. The Company received additional note proceeds in the amount of $150,000 from two investors, one of which is a related party and a family member of the CEO in the amount of $50,000. During June 2020, a lawsuit was brought against the Company regarding the claims of "100% natural". The suit was settled in October of 2020, in which the Company admitted no fault but are making changes to the product packaging. No accruals related to the settlement have been made within these financial statements. The Company was served with and subsequently settled a legal claim with respect to the language on its product packaging. The maximum possible amount to be raised as disclosed in this Offering will not be enough to meet our fundraising goals. On November 2, 2020, the Securities and Exchange

Commission voted to amend the maximum allowed amount to be raised via Regulation CF from $1,070,000 to $5,000,000. Once this rule takes effect we plan to increase the size of our Offering to meet our projected funding requirements. If you invest in this Offering, you should anticipate that we will file an amended Form C that will include changes to our use of proceeds and total number of units that may be issued so that we can raise more than $1,070,000.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities**

dealer, investment adviser or funding portal?

2. places limitations on the activities, functions or operations of such person?
3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

The Feel Good Lab LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcription: Powerful pain relief. No toxic junk. Arnica. Turmeric. Magnesium. Boswellia. Devil's Claw. Aloe Vera. MSM. Menthol. Calendula. Yarrow. Vitamin E. And more. No lingering smell, parabens, dyes, alcohol, fragrances, useless fillers, phthalates, hormone disrupters. Relieve pain. Boost recovery. Live healthy. The Feel Good Lab. Hello, and welcome to our Netcapital offering page. I'm Ryan Gresh, CEO and co-founder of The Feel Good Lab, where we believe that effective pain relief shouldn't have to compromise your overall well being. There's an epidemic in our country when it comes to treating chronic pain, with over 100 million Americans suffering every day. And two thirds of them wake up in the morning and believe they will never ever live a day without pain for the rest of their lives. The reason behind all this is that the current solutions are simply not working. In fact, they're oftentimes making us sicker. Opioids, as an example, are an incredible, effective tool for treating severe, acute pain. But when that pain doesn't go away, like in chronic pain, they're the wrong tool for the job because they merely mask symptoms, and they do nothing to address the underlying root causes. Inevitably, a tolerance builds up in your system, and you get severe side effects because you're delivering such potent medicine through the entire body. Oral N-

SAIDs are unfortunately the same issue. We're delivering medicine through the GI tract into the entire body when we only have a localized area that we want to focus on. And that's why the CDC now recommends that topical pain relievers are consumers' front line defense when it comes to treating chronic pain. But the problem is that the OTC pain relievers that you find at your local pharmacy were formulated decades ago with ingredients like carbomer, parabens and synthetic preservatives. They include toxic junk that was taken out of the beauty aisle years ago. So, how do we know so much about this epidemic? Well, we've been treating it firsthand in my father's pharmacy for the past thirty years. And after seeing patients from our community come in month after month after month, refilling their prescriptions, and seeing them get sicker and not healthier, my dad knew there had to be a better way. And so he closed his conventional pharmacy and opened one of the nation's first combined functional medicine practices with compounding pharmacy. This allowed him to work one-on-one with patients and their doctors to formulate custom medicine that could be much more effective at treating chronic pain. Many of those medicines were formulated to be topical so that we could deliver them through the skin, right to the root cause, minimizing those side effects. And we had amazing success. We became experts in our local community. "Lead pharmacist, Gene Gresh, is a compounding pharmacist." "And so the philosophy is you take away the things that are harmful to the body and you provide to the body the tools that it can use to be healthy." But there was still a problem. Every medicine we made had to have a prescription from a doctor, so patients would often ask, "What over-the-counter medicines would you recommend for chronic pain?" The answer was still "none." So, we made one. Based on our decades of clinical experience, formulating topical pain relievers in our pharmacy. The Feel Good Lab was born out of this mission. We remove all of the toxic ingredients that we do not want delivered to the body, one of the main pillars of functional medicine. And we replace those ingredients with plant-based ones that we do want, things like turmeric, arnica, and boswellia, to name a few. These ingredients have been used for centuries in Eastern medicine, and they're now formulated into a great topical product that delivers their ingredients right through the skin to the site we want them to work. FDA registered to make the same claims as all the other brands in our aisle. So, where are we with the business? We sold our first tube of our patented pain relief cream in 2016 and since then, we became Amazon.com's number 1 natural pain cream, with some great customer reviews online. We launched our second product, a sport recovery lotion, based on the same patented formula, because we found that athletes are in daily chronic pain as well. It's just self-inflicted. And they actually care more about what they put on and in their bodies. Now, we have partners in the NBA, NFL, PGA Tour, and even CrossFit world champions, who use our sport recovery lotion every single day after training. But, for an over-the-counter brand like us, even in the midst of COVID, the majority of our category is still sold in retail stores, with over ninety percent of customers preferring to buy in store. Because when it comes to pain relief, you do not want to wait. So when we look at the competitive landscape for our category, there is no better brand for us to look up to than BioFreeze. They launched in retail just five years ago, and prior to that, they built their credibility and reputation in the health practitioner/physical therapy space. But what's so crazy about their story is that that retail expansion gave them over a billion dollar valuation according to Bloomberg, just in five years. So, why are we on Netcapital and how can you help? Well, we're at a pivotal moment in our business, and we need you. In March, we launched with two of the biggest retail partners: CVS and Target. They love that our brand was positioned to bring new customers down the OTC aisle, specifically a younger and healthier demographic. This fundraise on Netcapital is going to help us support three main areas of our business. First is the retail expansion with CVS and Target, second is the digital marketing and increased awareness it's going to take to support those retailers (also to help us with our direct consumer sales), and lastly, we are beyond excited to be adding to our product line of better plant-based medicines, with the addition of a CBD line coming in the first quarter of 2021. In closing, if you want to support us in our mission to bring the world healthier pain relief, then please check out the rest of our offering page or support us by buying one of our products in CVS or Target. We look forward to hearing from you. Best in health. The Feel Good Lab. Fight pain with wellness.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Formation: certificateofformation.pdf

    Operating Agreement: operatingagreement.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.thefeelgoodlab.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.